Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions Passed at the Third Extraordinary General Meeting for 2022

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all its directors guarantee that this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important Message:

•	Objection made to the resolutions proposed at the third extraordinary general meeting for 2022 (the “EGM”): Nil

I.	The convening and attendance of the EGM

(1)	Date of the EGM: 20 December 2022

(2)	Venue of the EGM: North Building, Jinshan Hotel, No.1, Jinyi East Road, Jinshan District, Shanghai, China

(3)	Information of ordinary shareholders who attended the EGM and preference shareholders with voting rights restored, and their shareholdings:

As at the date of the EGM, the total number of issued shares of the Company was 10,823,813,500 shares (consisting of 7,328,813,500 A shares and 3,495,000,000 H shares), which include 23,610,000 H shares repurchased by the Company (the “Repurchased Shares”) during the period from 27 October 2022 to 19 December 2022 but not yet cancelled. The Repurchased Shares will be cancelled in accordance with relevant laws and regulations and shall not be counted toward the total number of shares entitling the shareholders to attend and vote on the resolutions at the EGM. Therefore, shareholders of the Company who were entitled to attend the EGM held an aggregate of 10,800,203,500 shares with voting rights (consisting of 7,328,813,500 A shares and 3,471,390,000 H shares). Shareholders (i.e. China Petroleum & Chemical Corporation and its associates) who were required to abstain from voting as set out in the Rules Governing the Listing of Stocks on Shanghai Stock Exchange (the “Shanghai Listing Rules”) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) in respect of the resolutions on continuing connected transactions (the “Continuing Connected Transactions” hereinafter) (ordinary resolution no. 1 and ordinary resolution no. 2), and who held 5.46 billion A shares, abstained from voting at the EGM. Save as disclosed above, no shareholder of the Company who was entitled to attend the EGM was required to abstain from voting in favor of any of the resolutions at the EGM as set out in Rule 13.40 of the Hong Kong Listing Rules nor was required to abstain from voting on any of the resolutions at the EGM under the Hong Kong Listing Rules. No shareholder has stated its intention in the circular of the Company dated 30 November 2022 that they would vote against the proposed resolutions or that they would abstain from voting at the EGM.

Information of ordinary shareholders who attended the EGM and their shareholdings:

1. Total number of shareholders and proxies attending the EGM	34
including: A shares shareholders	32
Overseas listed foreign shares shareholders (H shares)	2
2. Total number of shares with voting rights held by the shareholders attending the EGM (shares)	8,993,531,970
including: Total number of shares held by A shares shareholders	5,541,808,196
Total number of shares held by overseas listed foreign shares shareholders (H shares)	3,451,723,774
3. Percentage of shares held by such attending shareholders in the total number of shares entitling the holders to attend and vote at the EGM (%)	83.2719%
including: Percentage of shares held by A shares shareholders to the total number of shares (%)	51.3121%
Percentage of shares held by overseas listed foreign shares shareholders to the total number of shares (%)	31.9598%

(4)

The EGM was convened by the Board of the Company, and Mr. Wan Tao, chairman of the Company, presided over the EGM. The convening and holding of and voting at the EGM complied with the relevant regulations of the Company Law of the People’s Republic of China and the articles of association of the Company.

(5)	Attendance of the directors, supervisors and secretary to the Board of the Company

1.	The Company has 11 directors, 8 of whom attended the EGM. Mr. Huang Xiangyu, Mr. Xie Zhenglin and Mr Peng Kun, directors, were absent from the EGM due to business engagements;

2.	The Company has 6 supervisors, 2 of whom attended the EGM. Mr. Zhang Feng, Mr. Zhang Xiaofeng, Mr. Zheng Yunrui and Mr. Choi Ting Ki, supervisors, were absent from the EGM due to business engagements;

3.	Mr. Liu Gang, secretary to the Board, attended the EGM.

Some directors, supervisors and senior managers attended the EGM via video due to COVID-19.

II.	Voting results of resolutions

(1)	Resolutions by way of non-cumulative voting

1.

Resolution: To consider and approve the New Mutual Product Supply and Sale Services Framework Agreement (2023-2025) and the annual caps on the Continuing Connected Transactions contemplated thereunder (Please refer to Note 1 for details).

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	79,488,721	96.8164	2,613,775	3.1836
H shares	513,438,152	99.8583	728,500	0.1417
Total number of ordinary shares:	592,926,873	99.4395	3,342,275	0.5605

Note 1: To consider and approve the New Mutual Product Supply and Sale Services Framework Agreement (2023-2025) and the Continuing Connected Transactions contemplated thereunder, and the annual caps on the Continuing Connected Transactions for each of the three years ending 31 December 2023, 31 December 2024 and 31 December 2025. To approve and confirm generally and unconditionally that all Directors are authorised to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the New Mutual Product Supply and Sales Services Framework Agreement (2023-2025), and to make changes thereto which may in his or her opinion be necessary or desirable.

2.

Resolution: To consider and approve the New Comprehensive Services Framework Agreement (2023-2025) and the annual caps on the Continuing Connected Transactions contemplated thereunder (Please refer to Note 2 for details).

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	79,488,721	96.8164	2,613,775	3.1836
H shares	513,335,352	99.8399	823,300	0.1601
Total number of ordinary shares:	592,824,073	99.4236	3,437,075	0.5764

Note 2: To consider and approve the New Comprehensive Services Framework Agreement (2023-2025), the Continuing Connected Transactions contemplated thereunder and the annual caps on the Continuing Connected Transactions for each of the three years ending 31 December 2023, 31 December 2024 and 31 December 2025. To approve and confirm generally and unconditionally that all Directors of the Company are authorised to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the New Comprehensive Services Framework Agreement (2023-2025), and to make changes thereto which may in his or her opinion be necessary or desirable.

3.	Resolution: To consider and approve the construction of thermal power unit cleaning efficiency improvement project.

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,537,394,221	99.9204	4,413,875	0.0796
H shares	512,415,052	99.4643	2,759,700	0.5357
Total number of ordinary shares:	6,049,809,273	99.8816	7,173,575	0.1184

(2)	Voting on material issues by A shares shareholders holding individually or jointly less than 5% of the Company’s total number of issued shares

1.	Resolutions by way of non-cumulative voting

Resolution no.	Resolution	For		Against
		Number of votes	Percentage (%)	Number of votes	Percentage (%)
1	To consider and approve the New Mutual Product Supply and Sale Services Framework Agreement (2023-2025) and the annual caps on the Continuing Connected Transactions contemplated thereunder	79,488,721	96.8164	2,613,775	3.1836
2	To consider and approve the New Comprehensive Services Framework Agreement (2023-2025) and the annual caps on the Continuing Connected Transactions contemplated thereunder	79,488,721	96.8164	2,613,775	3.1836

(3)	Explanation in relation to the poll results of the resolutions

As the above ordinary resolution no. 1 and ordinary resolution no. 2 involve continuing connected transactions, according to the Shanghai Listing Rules and the Hong Kong Listing Rules, the connected shareholder, China Petroleum & Chemical Corporation, did not participate in voting, and its 5.46 billion A shares with voting rights were not included in the total number of shares participating in the voting of the above two resolutions.

The Company had appointed Hong Kong Registrars Ltd., as the scrutineer of the EGM to monitor the vote-taking procedures. The chairman of the EGM has complied with the voting instructions stipulated by HKSCC Nominees Limited.

III.	Lawyer’s certification

(1)	Legal advisor: Beijing Haiwen & Partners

Lawyers: Sun Yi, Gao Wei

(2)	Lawyer’s certification:

As attested by and stated in the legal opinion issued by Sun Yi and Gao Wei of Beijing Haiwen & Partners, the Company’s legal advisor as to the PRC laws, “the procedures for the convening and holding of the EGM, the qualification of the convener, the qualifications of shareholders or proxies who attended the EGM and the voting procedures at the EGM were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the voting results of the EGM are valid”.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 20 December 2022

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun, and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.